FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  August, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

20

August 2008

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt
 AG
, a 78
.
6 per cent indirectly owned subsidiary of HSBC Holdings plc.

Press Rel
e
ase

HSBC T
RINKAUS REPORTS ROBUST EARNINGS
IN THE FIRST HALF OF 2008

  First-half operating profit of
  €
  101.4 million
  Net interest income
  grows to
  €
  63.3 million
  Net fee income
  of
  €
  178.6 million

HSBC Trinkaus

produced a strong performance
in the first half of 2008
 and d
espite the continuing turmoil
in
 the
financial
markets was able to
strengthen its position
 in the German banking sector
.

Overall, o
perating profit
declined
by 15.3
 per cent

on the record performance achieved in the same period last year from
€119.7 million
to
€
101.4
million
.

N
et profit
after tax
also
fell,
 by 17.7
 per cent
 to
€
69.5 million.

However
, o
perating profit and net profit
after tax
for the
six months

ended 30 June 2008
were
consistent with the same period
 in
2006
.

Financial commentary

Net interest income
 over the period
grew by 16.6
 per cent
 to
€
63.3 million
 from €54.3 million for the first half of 2007
.
N
et loan impairment and other credit risk provisions
 totalled
€
0.7 million
in the period
compared
to
a net reversal of
€
2.7 million in the
same period in 2007
.
Th
is
level of
charge
 continues to
demonstrate the Bank's cautious default risk assessment policy
.

Net fee income
for
 the first half of 2008
increased
8.2
 per cent
 to
€
178.6 million
 from €165.0 million in
the
same period in 2007
.
A significant contribution to this increase came from
International Transaction Services GmbH (ITS)
,

the

securities settlement subsidiary
 acquired
on
1 January 2008
 and consolidated
here
for the first time
.

Net trading income in the first six months
of 2008 fell
by 4.3
 per cent
 to
€
62.4 million
 from €65.2 million in the same period in 2007
.

E
quities and equity/index derivatives trading remains the strongest contributor to net trading income
,
 growing by 3.9 per cent over the
six month
period
to
€
48.5 million

from €46.7 million
in the first half of 2007
. However
,

this was offset
 by
a
 decline of 24.9
 per cent in income from
interest
rate
product
s
 and foreign exchange
 in the six month period to €
13.9
 million
 from €18.5 million in the
same period
last year
.

Administrative expenses
grew by
 15.4
 per cent
 to
€
204.4 million. The increase in staff expenses was due to the consolidation of ITS

and

an

increase in the number of employees

from almost 2
,
000 in the first half of 2007 to more than 2
,
150
 currently
. At 66.7
 per cent
,
 the
cost: income
 ratio
of HSBC Trinkaus
is still within the
target
 range of 65

to 70
 per cent
.

Results by business segment

The balanced
 nature of the
 HSBC Trinkaus
business
model
proved robust
in the first half of 2008. The Corporate Banking and Institutional
C
lients segments reported increases in earnings despite the
downturn
in
 the financial market
s
.
 However
,
 t
he
challenges
posed by
unfavourable market
conditions
prevented the Private Banking and Global
Markets

businesses
from repeating their
robust
prior-year results.

Corporate Banking recorded a
n increase

i
n profits
 compared to the
same period last
 year
. This was due
large
ly

to higher net interest income as a result of
an
 increase in sight deposits and lending volume
as well
 as an increase in
deposit
margin
s
.
T
here was
 also
an improvement in net
fee income in the securities, international and foreign exchange business es
.
The
Institutional Client segment was
again
successful

in the
 area of
equities, fixed income and custody.

Private Banking reported lower transaction revenues in the securities business as many investors continue
d
 to
exercis
e
 considerable caution
in the
 present
 environment
.
I
ncreas
ing
revenues in A
sset Management were able to almost fully compensate
for
this decline
.

Global Markets was
the business segment most
affected by unfavourable
market
conditions

and was therefore not able to
repeat
 its prior-year result.
There was
 also
a decline in
the Bank's

structured

interest and credit products
 business
.

Forecast

HSBC Trinkaus sees good earnings
o
pportunities
 - derived from its balanced business model, conservative approach to credit risk and connections to the wider HSBC Group -
 in the second half of
2008
, although the market environment will continue to be extremely challenging.

HSBC Trinkaus'
cooperation with the HSBC Group
,
 with its presence in 85 countries

and territories
,

enable
s

the Bank
 to offer its clients
 local knowledge combined with global reach
.
This strategic advantage will continue to open up the opportunit ies
 for the Bank to expand market share within
its
 clearly-defined target groups - high net worth private clients, corporate clients and institutional clients
.

Media
e
nquiries:
 to
Steffen Pörner
 on
+ 49 211 910-1664
 or
 at

steffen.poerner@hsbctrinkaus.de

Notes for editors:

HSBC Trinkaus
HSBC Trinkaus
is one of the leading private banks in
Germany
 and part of the globally-operating HSBC Group. In addition to the head office in Düsseldorf, HSBC Trinkaus is represented in six locations in
Germany
 with over 2,1
5
0 employees and has access to the global network of the HSBC Group. With total assets of €20.6 billion* and €88.2 billion in funds under management and administration*, the Bank has a Fitch rating of AA. The core target groups are private clients, corporate clients and institution
al clients.

*(figures as at 30 June 2008)

P
ress releases can be found
at:

www.hsbctrinkaus.de

in the section marked:

'
About us
'
.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: August 20, 2008